                                                                     Exhibit 2.2

                       SALE OF SHARES AND CLAIMS AGREEMENT

                                     between

                               GEMINI HOLDINGS PLC

                                       and

                              THE MAJORITY VENDORS

                Confidential Treatment Requested and the Redacted
                Material has been separately filed with the Commission
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                                                                           2(28)


                                TABLE OF CONTENTS

1   PARTIES .............................................................  3

2   PREAMBLE ............................................................  3

3   DEFINITIONS AND INTERPRETATIONS .....................................  3

4   SALE AND PURCHASE OF THE MINORITY SHARES AND THE MINORITY CLAIMS ....  8

5   PURCHASE PRICE ......................................................  8

6   CLOSING .............................................................  8

7   REPRESENTATIONS AND WARRANTIES OF THE MAJORITY VENDORS ..............  9

8   REPRESENTATIONS AND WARRANTIES BY THE PURCHASER ..................... 20

9   INDEMNIFICATION ..................................................... 21

10  FURTHER ASURANCE .................................................... 23

11  CONFIDENTIALITY; ANNOUNCEMENTS ...................................... 23

12  ASSIGNMENT .......................................................... 24

13  NOTICES ............................................................. 24

14  AMENDMENTS .......................................................... 25

15  HEADINGS ............................................................ 25

16  ANNULMENT OF PROVISIONS ............................................. 26

17  MISCELLANEOUS ....................................................... 26

18  CONDITIONS PRECEDENT ................................................ 27

19  GOVERNING LAW AND ARBITRATION PROCEDURES ............................ 27
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                       SALE OF SHARES AND CLAIMS AGREEMENT

1       PARTIES

1.1 Gemini Holdings Plc, registered in England with number 3377251, whose registered office is at 162, Science Park, Milton Road, Cambridge CB4 OGH, United Kingdom, hereinafter referred to as the "Purchaser".

1.2 The persons and entities listed in Appendix 1 hereto, hereinafter collectively referred to as the "Minority Vendors".

2       PREAMBLE

2.1 The Majority and the Minority Vendors are the owners of all of the Shares in and have the benefit of all of the Claims against Eurona Medical AB, co. reg no 556512-6298, a company incorporated under the laws of Sweden (hereinafter referred to as the "Company"), having a registered share capital of SEK 1,045,232 divided into 1,045,232 shares with a nominal value of SEK 1 each.

2.2 The Purchaser has agreed to purchase and the Majority Vendor have agreed to sell the Majority Shares and the Majority Claims on the terms and conditions set out in this Agreement.

3       DEFINITIONS AND INTERPRETATIONS

3.1 In this Agreement (including the Appendices hereto) the following terms and expressions shall have the meanings set out below:

"Accounting Principles"         means the accounting principles described in
                                Appendix 2 hereto, and otherwise such principles as are consistent with the past practice of the Company during the years 1997, 1998 and 1999, all such principles being in accordance with generally accepted accounting principles in
                                Sweden;

"Accounts"                      means the audited statutory balance sheet and
                                the audited profit and loss account of the Company for the financial year ended 31
                                December, 1998, prepared in accordance with the Accounting Principles;

"Agreement"                     means this Sale of Shares and Claims Agreement,
                                together with all Appendices
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                                hereto;

"Agreement on Purchase and      means an agreement on purchase and licensing of
Licensing of Inventions"        cardiovascular intellectual property entered
                                into by the Company and Pyrosequencing AB on December 6, 1999;

"Appendix; Appendices"          means the Appendices to this Agreement;

"Balance Sheet"                 means the Balance Sheet of the Company as of the
                                Balance Sheet Date enclosed as Appendix 3;

"Balance Sheet Date"            means 30 November, 1999;

"Claims" means all claims and rights of whatsoever nature and however arising which any of the Vendors may have against the Company on the Closing Date or at a later date arising out of circumstances present on the Closing Date, including but not limited to (i) any other monetarial claims than wages, employment benefits and consultancy fees,
                                (ii) zero coupon loan notes and promises to receive zero coupon loan notes, (iii) options (including but not limited to synthetic options (sw: "synteriska optioner") and staff options (sw: "personaloptioner"), (iv) warrants, rights, commitments, conversion rights and any other rights to subscribe for or acquire shares in the Company;

"Closing"                       means the consummation and completion of the
                                sale of the Shares and of the benefit of the Claims at the Closing Date in accordance with the provisions of clause 5 below;

"Closing Date"                  means 17 December, 1999;

"Directors"                     means the board members and deputy board members
                                of the Company at the Closing Date;

"Due Diligence List"            means a list of the documents disclosed to the
                                Purchaser by the Vendors, as set out in Appendix
                                4 hereto;
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                                                                           5(28)


"Environment"                   means any and all organisms (including man),
                                ecosystems, property and the following media:
                                air (including the air within buildings and the air within other natural or man-made structures, whether above or below ground); water (including water under or within land or in drains or sewers and coastal and inland waters); and land
                                (including land under water);

"Environmental Laws"            means any and all laws, whether civil, criminal
                                or administrative, applicable to the Company and/or conduct of the Company's business and which have as a purpose or effect the protection or the provision of remedies in respect of the Environment including: European Community or
                                European Union regulations, directives,
                                decisions and recommendations; statutes and subordinate legislation; regulations, orders and ordinances; Permits; codes of practice, circulars, guidance notes and the like; common law, local laws and by-laws; and judgements, notices. orders, directions, instructions or awards of any competent authority;

"Gemini Shareholders            means the Shareholders Agreement relating to
Agreement"                      Phenomix PLC entered into between GeneLink
                                Holdings Limited and others, on the one side, and Phenomix PLC on the other side, on December
                                5, 1997.

"Health and Safety Laws"        means any and all laws, whether civil, criminal
                                or administrative, applicable to the Company and/or the Company's business concerning health and safety matters and all and any regulations or orders made or issued under any such legislation and any relevant codes of practice, guidance notes and the like issued by government agencies;

"Intellectual Property"         means all domestic and foreign patents, patent
                                applications, patent licenses, software rights
                                and Know-How rights, trade names, trademarks,
                                copyrights, service marks, trademark
                                registration and
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                                                                           6(28)


                                applications (whether pending or abandoned), service mark registrations and applications, copyright registrations and applications (whether pending or abandoned), rights to drawings and photographs, and rights to patterns as well as any other intellectual property of any nature;

"IT Systems"                    means any and all computer, telecommunications
                                and network equipment and/or computer software or programs (in both source and object code form) of whatsoever nature owned or used by the Company;

"Know-How"                      means all information, data and methodology
                                nor at present freely available to the public and all financial, commercial, trade and business secrets of whatever nature and in whatever form (including those comprised in, derived from or relating to any drawings, diagrams, illustrations, data, specifications, lists, programs, formulae, technical information, plans, reports, manuals and all other documents, recorded information and data);

"Majority Claims"               means the Claims held by the Majority Vendors
                                as set out opposite the names listed in
                                Appendix 1;

"Majority Shares"               means the Shares held by the Majority Vendors
                                as set out opposite the names listed in
                                Appendix 1;

"Majority Vendors"              means the persons and entities set out in
                                Appendix 1;

"Minority Claims"               means the Claims held by the Minority Vendors
                                as set out opposite the names listed in
                                Appendix 5;

"Minority Shares"               means the Shares held by the Minority Vendors
                                as set out opposite the names listed in
                                Appendix 5;

"Minority Vendors"              means the persons and entities set out in
                                Appendix 5;
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                                                                           7(28)


"Permits"                       means any and all licences, consents, permits,
                                registrations, filings, exemptions, approvals, authorisations or the like, made or issued pursuant to or under, or required by, Environment Laws in relation to the carrying on of the Company's business;

"Properties"                    means the premises leased by the Company in
                                accordance with the lease agreements listed in Appendix 6;

"Purchase Price"                means the price set out in clause 5 below;

"Relevant IP"                   means the Intellectual Property owned, used or
                                exploited by the Company and listed in Appendix
                                7;

"Shares" means 1,045,232 shares in the Company each with a nominal value of SEK 1;

"To the best knowledge of the   means matters which are actually known
Majority Vendor"                by any of the Majority Vendors or any
                                board member or deputy board member of
                                the Company appointed by any Majority
                                Vendor;

"Warranties"                    means the warranties and representations set out
                                in clause 7 below;

"Value 1"                       means (i) the quoted price [trading
                                bid price] (SW: KOPKURS) of each
                                Majority Vendor's Gemini Shares at
                                the date occurring two (2) trading
                                days after a claim for
                                indemnification is made in
                                accordance with clause 9, or (ii) if a
                                Majority Vendor has disposed of his Gemini
                                Shares before a claim is made, the purchase price; or (iii) if the Majority Vendor has partially disposed of his Gemini Shares before a claim is made, the aggregate of (i) and (ii);

"Value II"                      means the purchase price actually received by
                                each Majority Vendor for his Gemini Shares at a sale made in accordance with the Gemini
                                Shareholders Agreement and the Purchasers articles of association;

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"Vendors"                       means the Majority Vendors and the
                                Minority Vendors collectively

4       SALE AND PURCHASE OF THE MAJORITY SHARES AND THE MAJORITY CLAIMS

4.1 Subject to the terms of this Agreement, each of the Majority Vendors agree to sell to the Purchaser the number of the Majority Shares and the benefit of the Majority Claims as set out opposite each Majority Vendor's name in Appendix 1 on the Closing Date and the Purchaser agrees to purchase the Majority Shares and the benefit of the Majority Claims on the same date.

4.2 The Majority Shares and the benefit of the Majority Claims shall be sold free from liens and encumbrances and together with all benefits and rights attaching thereto.

4.3 The Purchaser shall not be obliged to complete the purchase of any of the Shares or the benefit of any of the Claims union the purchase of all of the Shares and of the benefit of all of the Claims is completed simultaneously.

5       PURCHASE PRICE

        The Purchase Price for the Majority Shares and the benefit of the Majority Claims shall be satisfied by the issue by the Purchaser of eighty six thousand eighty six (86,086) C Preferred Ordinary Shares of GBP 1 (one) each in the Purchaser ("the Gemini Shares"), which shall be delivered to the Majority Vendors in the proportions set out opposite their respective names in Appendix 1.

6       CLOSING

6.1 Closing shall, unless otherwise agreed in writing between the parties, take place immediately upon the execution of this Agreement on the Closing Date at the offices of CMS Tisell Advokatfirma AB.

6.2     At the Closing

        (i) each Majority Vendor shall in exchange for the number of Gemini Shares set out opposite his name in Appendix 1, deliver to the Purchaser the share certificates his respective number of the Majority Shares and any instrument pertaining to the Majority Claims, all of which shall be duly endorsed;

        (ii) the Majority Vendors shall cause all Directors to retire (to the extent
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                                                                           9(28)


                this is requested by the Purchaser) without any claims for compensation from the Company;

        (iii) if requested by the Purchaser, the Majority Vendors shall procure the Company to issue powers of attorney enabling the persons appointed by the Purchaser to sign for and on behalf of the Company until new signatories have been duly registered.

7       REPRESENTATIONS AND WARRANTIES OF THE MAJORITY VENDORS

        The Majority Vendors represent, warrant and agree as of the Closing Date that the following statements in this clause 7 are true and correct in all respects.

        The Purchaser has carried out an investigation of the Company (due diligence).

        None of the Warranties shall be deemed in any way modified or discharged by reason of any investigation or inquiry made or to be made by or on behalf of the Purchaser unless information implying a deviation from and/or a breach of a Warranty is clearly disclosed in this clause 7 and/or in the documents contained in the Due Diligence List. No other information relating to the Company of which the Purchaser has knowledge (actual or constructive) shall prejudice any claim which the Purchaser shall be entitled to bring or shall operate to reduce any amount recoverable by the Purchaser under this Agreement.

7.1     Capacity

        Each Majority Vendor has obtained all necessary corporate and other consents and approvals in relation to the performance of this Agreement and, accordingly, has full power to enter into and perform this Agreement, which constitutes (or will when executed constitute) binding obligations on each Majority Vendor in accordance with its terms.

7.2     Full Disclosure

        The information set out in Appendices 1 - 13 and all information contained in the documents listed in the Due Diligence List is true and accurate and not misleading and all information which has been given to the Purchaser or its representatives or professional advisers by the Vendors or by any director, officer or other official of the Company or by their respective professional advisers or other agents in the course of the negotiations leading to this Agreement was when given and is now true and accurate in all respects and not misleading. Insofar as any such information are matters of opinion or represent a forecast, intention or expectation,
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                                                                          10(28)


        such opinions, forecasts, intentions or expectations (as appropriate) are honestly held or believed by the Majority Vendors and made on reasonable grounds.

        To the best knowledge of the Majority Vendors, there are no undisclosed material facts or circumstances concerning the Company, which if disclosed to the Purchaser, might reasonably have been expected to affect the decision of the Purchaser to enter into this Agreement on the terms herein.

7.3     Ownership of Stock

        Each Vendor is the owner of record of the number of Shares as listed opposite his name in Appendices 1 and 5 hereto, free and clear of all liens, encumbrances, restrictions and claims of any kind; each Majority Vendor has full legal right, power and authority to enter into this Agreement and to sell, assign, transfer and convey the Shares so owned by him pursuant to this Agreement.

7.4     Claims

        Each Vendor is the holder of the Claims listed opposite his name in Appendices 1 and 5 hereto, free and clear of all liens, encumbrances and claims of any kind; each respective Majority Vendor has full legal right, power and authority to enter into this Agreement and to sell, assign, transfer, waive and convey the Claims so held by him pursuant to this Agreement; each Vendor has no further Claims than the ones listed in Appendices 1 and 5.

7.5     The Company

        The Company is a corporation duly formed and organised and is validly existing under the laws of Sweden. The Company has the requisite corporate power and authority to own its property and to carry on its business in its present form. The Company's Articles of Association and Certificate of Registration as presently in force are attached as Appendix 8 to this Agreement and are true and complete in all respects and the Company has always carried on it business and affairs in accordance with the Company's Articles of Association and Certificate of Registration.

7.6     Share Capital

        The Shares constitute the whole of the Company's share capital and each Vendor is the sole beneficial owner of the number of Shares as set out opposite his name in Appendices 1 and 5. All such outstanding Shares have been duly authorised and validly issued and are fully paid and non-assessable, and have not been issued in violation of any pre-emptive rights of shareholders. There are no outstanding options, zero coupon loan notes,
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                                                                          11(28)


        warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, subscription, allotment, issuance or sale of any shares of the capital stock of the Company other than the Claims listed opposite each Vendors name in Appendices 1 and 5 hereto.

7.7     Accounts, Balance Sheet and Financing

7.7.1 The Accounts have been properly audited and the Accounts and the Balance Sheet are true and correct in all respects and have been prepared in accordance with the Accounting Principles. The Accounts and the Balance Sheet fairly present the financial condition of the Company at the respective dates thereof and, except as indicated therein, reflects all claims made against and all debts and liabilities of the Company, fixed or contingent, as at the respective dates thereof, and the related income statements fairly present the results of operation of the Company for the period indicated; and do not include (and the profits of the Company for the period have not been affected to a material extent by) any unusual, extraordinary or non-recurring items of income or expenditure.

7.7.2 The Company's account overdraft facility (sw. "checkrakningskredit") and bridging facility, the particulars set out in Appendix 9, are terminated by the Company on the Closing Date and all sums owed by the Company under said facilities are repaid in full.

7.8     Book and Records

7.8.1 All accounts, books, ledgers and official and other records of the Company of whatsoever kind have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and taken as a whole they reflect a fair view of the financial position of the Company.

7.8.2 To the best knowledge of the Majority Vendors, all returns, particulars, resolutions and other documents required to be filed with or delivered to the Swedish Patent and Registration Office (sw. "Patent- och Registreringsverket") by the Company have been correctly and properly prepared and so filed or delivered.

7.9     Assets of the Company

7.9.1 The Company has good, valid and marketable title to all its tangible assets and, To the best knowledge of the Majority Vendors, to all its intangible assets including, without limitation, all the assets reflected in the Accounts and the Balance Sheet except as indicated in the notes thereto, and all the assets purchased or otherwise acquired by the Company since the Balance

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                                                                          12(28)


        Sheet Date (except in each case for assets reflected in the Accounts and the Balance Sheet or acquired since the Balance Sheet Date that have been sold or otherwise disposed of in the ordinary course of business) and all such assets are in the possession and control of the Company and sited within Sweden; in each case subject to no encumbrance, lien, charge or other restriction of any kind or character, except for liens reflected in the Balance Sheet or the notes thereto.

7.9.2 The Company has not acquired or agreed to acquire any material assets on terms that title does not pass to the Company until full payment is made (sw. "aganderattsforbehall").

7.9.3 Appendix 10 contains a complete and accurate list of all assets owned or in the possession of the Company and held under any leasing, hire-purchase, conditional sale, deferred payment or other similar agreement and up to date details of the rentals (or alike payments) payable by the Company thereunder.

7.10    Contracts

        Complete and accurate copies of all contracts to which the Company is a party as are material have been disclosed by the Majority Vendors and are listed in the Due Diligence List. The Company is not a party to or subject to any agreement, transaction, obligation, commitment, understanding, arrangement or liability which is in any way otherwise than in the ordinary and proper course of the Company's business.

7.10.1 To the best knowledge of the Majority Vendors, the terms of all contracts of the Company have been complied with by the Company and by the other parties to the contracts in all material respects and there are no circumstances likely to give rise to default by the Company or by the other parties under such contracts.

7.10.2 The Majority Vendors have no knowledge of the invalidity, unenforceability or grounds of rescission or avoidance of any agreement (wholly or partly) or other transactions to which the Company is a party and has received no notice of any intention to terminate or disclaim any such agreement or other transaction.

7.10.3 The agreement of 14 May, 1998 between the Company and Clinical Responsibility in Uppsala AB (formerly Eurona AB) ensures the Company the full and unlimited benefit of any and all of Clinical Responsibility in Uppsala AB's rights in accordance with the contracts set out in Appendix 11.

7.10.4 The Company has the right, at no cost for the Company, to assume the rights of Clinical Responsibility in Uppsula AB in accordance with the

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                                                                          13(28)


        contracts set out in Appendix 11 and thus to enter into the contract as a party, subject to the approval of the counterparty.

7.11    Litigation

        There is no action, suit, proceeding by any person or legal entity, or any arbitration or any administrative or other proceeding by or before any governmental or other instrumentality or agency, pending or, to the best knowledge of the Majority Vendors, threatened, against the Company and the Majority Vendors do not know of any valid basis for any such action, proceeding or investigation. The Company is not plaintiff in any proceeding or in any arbitration or administration proceeding. The Company is not subject to any judgement, order or decree entered in any lawsuit or proceeding.

7.12    Taxes

7.12.1 The Company has filed, or caused to be filed within the times and within the manner prescribed by law, all tax or information returns and tax reports required under all applicable statutes, rules or regulations to be filed by the Company with respect to any taxes, levies and charges (including interest, penalties or additions to tax in respect of the foregoing) whether disputed or not (all of the foregoing and the tax losses referred to in sub-clause 7.12.2 collectively referred to as "Taxes"). All Taxes shown on said returns to be due and all additional assessments received prior to the date hereof have been paid. The amounts set up as accruals for Taxes in the Accounts and the Balance Sheet are sufficient for the payment of all accrued and unpaid Taxes of the Company whether or not disputed, for all periods ended on and prior to the respective dates thereof. The Company has not received notice of any proposed audit or reassessment from any taxing authorities and no examination by the appropriate taxing authority of any return of the Company is currently in progress. No deficiency in the payment of Taxes by the Company for any period has been asserted by any authority and remains unsettled at Closing Date. There are no outstanding agreements or waivers extending the statutory period of limitation for assessment applicable to any tax return of the Company.

7.12.2 The tax losses for the fiscal year 1999 will amount to not less than SEK sixty five million six hundred thousand (65,600,000). The consummation of this Agreement will not negatively affect the Company's right to deduct the said tax losses.

7.13    Insurance

        To the best knowledge of the Majority Vendors, particulars of all policies of insurance of the Company now in force have been disclosed and such particulars are true and correct and all premiums due on such policies have

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                                                                          14(28)


        been duly paid and all such policies are valid and in force and listed in the Due Diligence List. So far as the Majority Vendors are aware there are no circumstances which might lead to any liability under such insurance being avoided by the insurers or the premium being abnormally increased. There is no claim outstanding under any such policies and so far as the Majority Vendors are aware there are no circumstances likely to give rise to a claim.

7.14    Intellectual Property and Information Technology

7.14.1 Appendix 7 contains complete particulars of all Relevant IP, except for patent application reference OE985USO where a license agreement with the inventors is not at place.

7.14.2 The Company is the sole beneficial owner of all Relevant IP unless otherwise explicitly stated in Appendix 7.

7.14.3 The Company has not, to the best knowledge of the Majority Vendors, authorised or otherwise permitted any use whatsoever of any Relevant IP, or granted to any third party any right or interest in respect thereof, and the Relevant IP owned by the Company is free of all liens, pledges or other encumbrances, except for patent application reference 1DO42US1 and 2D042WO0.

7.14.4 The Relevant IP (insofar as it is owned by the Company) is valid and subsisting and none of the Relevant IP is, except for patent application reference 1DO42US1 and 2D042W00, to the best knowledge of the Majority Vendors, the subject of outstanding or threatened disputes, claims or proceedings for cancellation, revocation, opposition, interference, rectification or contested ownership.

7.14.5 In carrying on its business, the Company has, except for patent application reference 1DO42US1 and 2D042WO0, to the best knowledge of the Majority Vendors, not infringed and does not infringe any Intellectual Property of a third party.

7.14.6 Where registration is available, applications for registration of all Relevant IP owned by the Company are, to the Best knowledge of the Majority Vendors, being diligently prosecuted and the Company has, except for patent application reference 1DO42US1 and 2D042WO0, received no adverse opinion whether from any registry concerned or its own advisers in relation to any such application. All pending patent applications have been maintained and all fees have been paid on time.

7.14.7  To the best knowledge of the Majority Vendors all Know-How owned, used or exploited by the Company has been kept secret and confidential and has not been disclosed to third parties other than those subject to confidentiality obligations and there has, except as set out in Appendix 7,
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                                                                          15(28)


        been no publication of research results detrimental to the application of patents.

7.14.8 To the best knowledge of the Majority Vendors, all agreements or arrangements relating to the Relevant IP are valid, binding and enforceable, none has been the subject of any breach or default by any party or of any event which with notice or lapse of time or both would constitute a default, and there are no disputes, claims or proceedings arising out of or relating to such agreements or arrangements.

7.14.9 To the best knowledge of the Majority Vendors, there has been and is no current or anticipated infringement by any third party of any Relevant IP.

7.14.10 All material IT Systems are owned or leased by the Company.

7.14.11 Appendix 7 contains a complete listing of all agreements or arrangements with third parties relating to IT Systems, which are material to the Business (including all hire purchase agreements, or leases of hardware and licences of software, disaster recovery services, outsourcing or consultancy agreements, maintenance and support contracts) and all such agreements and arrangements are valid, binding and enforceable.

7.14.12 The Company has fulfilled its obligations under the Swedish Act on the Right to Employee Inventions (sw: "lag om ratten till arbetstagares uppfinning") in relation to T. Norberg, M. Andersson and F. Lindstrom (re: patent applications reference 1DO42US1 and 2D042WO0) and to T. Norberg, M. Andersson, L. Jonsson and P. Lindstrom (re: patent applications reference 1E793US1 and 2E793WO0.

7.15    Compliance with Laws; Licenses and Permits

7.15.1  Compliance

        To the best knowledge of the Majority Vendors, the Company is, and its business has been conducted, in compliance in all material respects with all applicable laws, regulations, orders, judgements, decrees, codes, and ordinances (hereinafter referred to as "Requirements of Law"). The Company has not been charged with or threatened with, or is under any investigation with respect to any charge concerning any violation of any Requirements of Law.

7.15.2  Licenses

        To the best knowledge of the Majority Vendors, the Company has all licenses, permits or other governmental certificates, authorisations and approvals required by any governmental or regulatory body for the operation of the Company's business or the use of its properties as presently
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                                                                          16(28)


        operated or used.

7.16    Employees

7.16.1 Appendix 12 is a complete and accurate schedule of all employees of the Company including details of their dates of birth, the date on which they commenced continuous employment with the Company and all remuneration payable and other benefits provided or which the Company is bound to provide to each such person. In addition, the Due Diligence List contains a complete listing of all standard terms of employment and other statements or documents containing the terms of employee emoluments and benefits.

7.16.2 All employees of the Company, except for the administrative staff not involved in research and development, have confirmed the Company's rights to inventions an accordance with the appendix: "Rights to Inventions" (sw: "Ratt till uppfinningar") attached to each employment agreement.

7.16.3 The Due Diligence List contains a complete listing of all consultancy agreement of any significance for the normal course of the Company's business (including management services agreements) in existence between the Company and any other person, firm or company, and there are no arrangements (including collective bargaining agreements) between the Company or any employers association of which the Company as a member and any trade union.

7.16.4 The Company will not be encumbered with any consultancy, costs related to the disposal of the Shares and Claims to the Purchaser, including but not limited to fees to financial and legal advisors.

7.16.5 Save to the extent (if any) to which provision or allowance has been made in the Accounts or the Balance Sheet the Company has not, except for what is evident from any disclosed employment contract, made or agreed to make any payment to or provided or agreed to provide any benefit for any former director, officer or employee of the Company.

7.16.6 To the best knowledge of the Majority Vendors, the Company has, with the exception for the termination of Erik Bisessar's employment and the Purchaser's disclosure to certain of the Company's staff of its intentions regarding reduction in staff levels complied with all obligations imposed on it by all relevant statutes, regulations and codes of conducts and practice relating to its employees and (so far as relevant) former employees and has maintained current and adequate records regarding the service, terms and conditions of employment of each of its employees.

7.16.7 Save as provided in Appendix 12, no present director, officer or employee of the Company has given or received notice terminating his employment

                                                                          17(28)


        except as expressly contemplated under this Agreement and the consummation of this Agreement will not entitle any employee to terminate his employment or trigger any entitlement to a severance payment or liquidated damages.

7.16.8 Save for the Claims listed in Appendices 1 and 5 the Company does not have in existence nor is it proposing to introduce, and none of its directors, officers and employees participates in (whether or not established by the Company), any employee share trust, share incentive scheme, share option scheme or profit sharing scheme for the benefit of all or any of its present or former directors, officers or employees or the persons closely associated with any of such persons or any scheme under which any present or former director, officer or employee of the Company is entitled to a commission or remuneration of any other sort calculated by reference to the whole or past of the turnover, profits or sales of the Company or any other person, firm or company.

7.16.9 The Company is not involved in any labour dispute, no dispute exists between the Company and any trade union or employee, and to the best knowledge of the Majority Vendors, there are no wage or other claims outstanding against the Company by any person who is now or has been a director, officer or employee of the Company, other than the claims raised by Per Lindstrom.

7.17    Post-Balance Sheet Date Events

7.17.1  Since the Balance Sheet Date, the Company:

        (i) has carried on its business in the normal course and without any interruption or material alterations in the nature, scope or manner of its business;

        (ii) has, except for the Agreement on Purchasing and Licensing of Inventions, not acquired or disposed of or agreed to acquire or dispose of any assets other than in the ordinary course of trading, or assumed or incurred or agreed to assume or incur any material liabilities (actual or contingent) or entered into any long term or unusual transaction, whether or not in the ordinary course of trading;

        (iii) has not declared, made or paid any dividend, bonus or other distribution of capital or income;

        (iv) has not received or been notified of any wage claim or made or agreed to make any change to the terms of employment or basis or amount of the emoluments or pension benefits to any present or former director, officer or employee of the Company, except for a payment to Torbjorn Norberg in accordance with the agreement regarding synthetic options, Appendix 3;

                                                                          18(28)


        (v) has not entered into any contract involving capital expenditures;

        (vi) has not purchased stock in quantities or at prices materially greater than was the practice of the Company before the Balance Sheet Date;

        (vii) has not acquired or agreed to acquire any asset for a consideration higher than the market value at the time of acquisition of such asset or disposed of or agreed to dispose of any asset for a consideration lower than the market value of such asset at the time of disposal;

        (viii) has paid its creditors within the times agreed with such creditors and does not have any debts outstanding which are overdue for payment by more than four weeks; and

        (ix) has not made a payment or incurred an obligation to make a payment which will not be deductible in computing trading profits for the purposes of corporation tax.

7.18    Net assets

        The net assets (sw: "eget kapital") of the Company on Closing Date is at least SEK thirty five million seven hundred thousand (35,700,000) of which at least SEK one million five hundred thousand (1,500,000) is in unrestricted cash and cash equivalents. The total net assets of the Company on Closing Date shall be determined in accordance with the Accounting Principles.

7.19    Liabilities

        To the best knowledge of the Majority Vendors, there an no actual or contingent liabilities arising out of contract (including tort and product liability) due to the activities and products of the Company.

7.20    Properties

7.20.1 The Properties comprise all the premises leased, controlled, used or occupied by the Company.

7.20.2 The Company has no liability (whether actual, contingent or otherwise) as lessee, assignee, guarantor, covenantor or otherwise arising from or relating to any estate, interest or right in any land other than the Properties.

7.20.3 The Company is in actual occupation of the Properties on an exclusive basis and besides the lessor (sw; "hyresvarden") (to the extent prescribed by law or the Lease Agreement) no person, other than the Company, has any right (actual or contingent) to possession, occupation or use of or interest in the Properties.

                                                                          19(28)


7.20.4 Complete and accurate copies of all lease agreements are enclosed hereto in Appendix 6 (hereinafter collectively referred to as the "Lease Agreements") and the Company has not committed any material breach thereof.

7.20.5 The sub lease agreement regarding certain premises at Kungsangsvagen 25 in Uppsala between Clinical Responsibility in Uppsala AB as sub lessor and the Company as sub lessee (hereinafter referred to as the "Sub Lease Agreement") is amended on the Closing Date to the effect that the Company's rights and obligations under the Sub Lease Agreement are identical with and/or not less favourable than the terms set out in Clinical Responsibility in Uppsala AB's lease agreement with the owner of the property on which the premises are located. The owner of the premises has approved the sub lease in accordance with the Sub Lease Agreement.

7.20.6 Except for charges for utility services the Properties are not subject to any other outgoings than those set out in the Lease Agreements and sums due under the Lease Agreements and payments for utility services have bean made to date.

7.20.7 To the best knowledge of the Majority Vendors, there is no outstanding order, notice or other requirement of any local or other authority affecting the Properties or involving expenditure in compliance with it, nor any circumstances which may result in any such order or notice being made or served.

7.20.8 To the best knowledge of the Majority Vendors, the Company has complied in all material respects with all laws, regulations, restrictions, covenants and obligations (including all covenants binding the Company contained in the Lease Agreements) relating to the Properties, the Company has not received any notice or allegation of any breach of such laws, regulations, restrictions, covenants or obligations from any person and there are no circumstances likely to give rise to the service of any such notice or allegation.

7.21    Environment, Health and Safety

7.21.1 To the best knowledge of the Majority Vendors, the Properties have been used and the Company's business has been conducted at all times in compliance with Environmental Laws and Health and Safety Laws.

7.21.2 To the best knowledge of the Majority Vendors, no material work, repairs, remedy, construction, or capital expenditure is or may be required under any Environmental Laws and/or Health and Safety Laws or in order to carry on lawfully the Company's business.

7.21.3 To the best knowledge of the Majority Vendors all Permits have been obtained and are in full force and effect and their terms and conditions have been complied with.

                                                                          20(28)


7.21.4 To the best knowledge of the Majority Vendors, no circumstance exists which may or is liable to result to the detriment of the Company in modification, suspension, or revocation of any Permit or may or is likely to result in any such Permit not being extended, renewed, granted or (where necessary) transferred.

7.21.5 To the best knowledge of the Majority Vendors, no hazardous matter is or has been generated, used, kept, treated, transported, spilled, deposited, disposed of, discharged, emitted or otherwise dealt with or managed at, on, under or from any of the Properties.

7.21.6 To the best knowledge of the Majority Vendors, the Company has not received any notice, claim, demand or other communication alleging any actual or potential breach of Environmental Laws or Health and Safety Laws from any applicable authority or individual and the Majority Vendors are not aware of any circumstances that might reasonably be expected to give rise to the service of any such notice, claim, demand or communication.

7.22    Insolvency

        The Company has not stopped payment of its debt (sw; "betalningsin-stallelse"), has not entered into any scheme of arrangement or voluntary arrangement with any of its creditors except for the settlement of the Claims in accordance with this Agreement; then is no pending application for bankruptcy or winding-up of the Company and there is no distress, execution or other process levied on any of the Company's assets.

8       REPRESENTATIONS AND WARRANTIES BY THE PURCHASER

8.1 At the next annual general shareholders meeting of the Company, the Purchaser undertakes to grant the Directors who have retired during 1999, discharge from liability for their administration until the Closing Date (or the earlier date of retirement), however, subject that the auditor's reports for the relevant periods do not recommend against such discharge.

8.2 The Purchaser is duly organised and existing under the laws of the United Kingdom and is in compliance with its articles of association.

8.3 The Purchaser has obtained all necessary corporate and other consents and approvals in relation to the performance of this Agreement and, accordingly, has full power to enter into and perform this Agreement, which constitutes (or will when executed constitute) binding obligations on the Purchaser in accordance with its terms.

8.4 The Purchaser is acquiring the Shares for its own account and has no present

                                                                          21(28)


        intention of disposing of same.

9       INDEMNIFICATION

9.1 In the event of a deviation from and/or a breach of any of the Warranties, the Majority Vendors shall severally and not jointly pay to the Purchaser on a pro rata basis to each Majority Vendors consideration in accordance with clause 5, the aggregate of:

9.1.1 the full amount by which the value of any asset or contract of the Company (including any asset or contract warranted to exist which does not exist) is or becomes less than it would have been if the Warranties had not been breached or untrue or misleading;

9.1.2 an amount equal to any other loss or liability suffered or incurred by the Purchaser and/or the Company as a result of any Warranty being breached or untrue or misleading; and

9.1.3 all costs, expenses and disbursements incurred by the Purchaser and/or the Company as a result of any Warranty being breached or untrue or misleading.

9.1.4 Irrespective of the above in sub-clause 9.1, the Majority Vendor's aggregate liability due to a deviation from and/or breach of the Warranty in sub-clause 7.12.2 shall be limited to SEK three million nine hunderd thousand (3,900,000).

9.2 With respect to an indemnity to be paid pursuant to sub-clause 9.1 hereof:

9.2.1 No amount shall be payable unless the aggregate of compensation under the Warranties exceed SEK 800,000 but upon exceeding such amount, the entire amount of the claims from the first SEK shall be payable. This does not apply to any indemnity to be paid pursuant to sub-clause 9.1 hereof in case of a deviation from and/or a breach of any of the Warranties in sub-clauses 7.6, 7.12.2, 7.16.4 and 7.18, which shall be indemnified from the first SEK;

9.2.2 The indemnity to be paid by each Majority Vendor (exclusive of any legal fees or court costs) shall not exceed the lower sum of

        (i) SEK twenty nine million three hundred and seventy two thousand (29,372,000) distributed between each of the Majority vendors on a pro rata basis to each Majority Vendor's consideration in accordance with clause 5; or

        (ii) if the Purchaser is quoted on a stock exchange when a claim is made:

                                                                          22(28)


                Value I; or

        (iii) if the Purchaser is not quoted on a stock exchange when a claim is made: Value II.

        For avoidance of doubt it should he clarified that each Majority Vendor's indemnity shall be limited to each Majority Vendor's portion of the consideration in accordance with clause 5.

9.3 No claim may be brought by the Purchaser against the Majority Vendors unless notice in writing of any such claim, accompanied by reasonable particulars thereof specifying the nature of the breach giving rise to the claim and, so far as practicable, the amount claimed in respect thereof, has been given to the Majority Vendors not later than twelve
        (12) months after the Closing Date, and, in the case of a claim relating to Warranties of a tax nature, not later than ninety (90) days from the date the Taxes have been finally determined by the relevant tax authority or tax court. The Purchaser is under no obligation to bring claims under the Warranties against the Majority Vendors at any time before the expiry of the twelve month period.

9.4 A breach of this Agreement which is capable of remedy shall not entitle the Purchaser to compensation unless the Majority Vendors are given written notice of such breach and such breach is not fully remedied within sixty (60)days after the date on which such notice is served on the Majority Vendors.

9.5 If the Majority Vendors shall pay an amount to the Purchaser (or shall procure the payment of an amount to the Purchaser) in respect of a deviation from and/or a breach of a Warranty and the Purchaser or the Company subsequently recovers or becomes entitled to recover (whether by way of payment, discount, credit, set of, counterclaim or otherwise) from a third party (including any taxation authority) a sum which is referable to that breach, the Purchaser shall notify the Majority Vendors and, if so directed by them, the Purchaser shall procure that the Company shall take all necessary reasonable steps to enforce such recovery and the Purchaser shall forthwith repay to the Majority Vendors so much of the amount so paid to the Purchaser as shall not exceed the sum recovered from the third party, less all reasonable costs charges and expenses incurred by the Purchaser or the Company (as the case may be) in obtaining that payment and in recovering that sum from the third party. If no recovery is made, the Majority Vendors shall reimburse the Purchaser or the Company (as the case may be) all reasonable costs, charges and expenses incurred in seeking to obtain recovery.

9.6 Any liability of the Majority Vendors under this Agreement shall be computed after taking into account and giving credit for any corresponding tax saving before the expiry of the fiscal year 2002. However, such a tax

                                                                          23(28)


        saving shall only be credited if the tax losses referred to in sub-clause 7.12.2 have been fully utilised before the expiry of the fiscal year 2002. If any provision (whether for taxation or any other matter) in the Accounts or the Balance Sheet shall prove to be an over-provision, the amount over-provided shall be set off against the liability (if any) of the Major Vendors under this Agreement.

10      FURTHER ASSURANCE

10.1 The Majority Vendors shall, from time to time on being required to do so by the Purchaser, promptly and at the cost and expense of the Majority Vendors do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form satisfactory to the Purchaser as the Purchaser may reasonably consider necessary for giving full effect to this Agreement (or to such parts of it as remain operative after termination) and securing to the Purchaser the full benefit of the rights, powers and remedies conferred upon the Purchaser in this Agreement.

11      CONFIDENTIALITY; ANNOUNCEMENTS

11.1 The Majority Vendors severally undertake with the Purchaser, and the Purchaser undertakes with the Majority Vendors, to keep confidential (except as expressly provided in this Agreement) at all times after the date of this Agreement, and not directly or indirectly reveal, disclose or use for his or its own or any other purposes, any confidential information received or obtained as a result of entering into or performing, or supplied by or on behalf of a party in the negotiations leading to, this Agreement and which relates to:

11.1.1  the negotiations relating to this Agreement;

11.1.2  the subject matter and/or provisions of this Agreement; or

11.1.3 (in the Majority Vendors' case) the Purchaser or (in the Purchaser's case) the Majority Vendors.

11.2    The Prohibition in sub-clause 11.1 does not apply if:

11.2.1 the information was in the public domain before it was furnished to the relevant party or, after it was furnished to that party, entered the public domain otherwise than as a result of (i) a breach by that party of this clause or (ii) a breach of a confidentiality obligation by the discloser, where the breach was known to that party; or

                                                                          24(28)


11.2.2 disclosure as necessary in order to comply with applicable legislation, regulatory requirements or to obtain tax or other clearances or consents from any relevant taxation authority; or

        provided that any such information disclosable pursuant to sub-clause
        11.2.2 shall be disclosed (unless such consultation is prohibited by applicable law or regulatory requirements) only after consultation with the Purchaser or the Majority Vendors (as the case may be).

11.3 No party shall make any press release or other public announcement in connection with any of the transactions contemplated by this Agreement except:

11.3.1 an announcement in the agreed form or in any other form agreed by the Purchaser and the Majority Vendors; or

11.3.2 any announcement required by any applicable law or regulatory requirements to which the party is subject (including the London Stock Exchange Limited).

12      ASSIGNMENT

12.1 The Purchaser is permitted to assign the benefit of, and any of its rights under, this Agreement without restrictions.

12.2 None of the Majority Vendors may assign, transfer, charge or deal in any way with the benefit of, or any of their respective rights under or interest in, this Agreement except in accordance with a prior written waiver given by the Purchaser.

13      NOTICES

13.1 Any communication to be given in connection with the matters contemplated by this Agreement shall be in writing and shall either be delivered by hand or sent by registered mail (sw: "rekommenderat brev") or facsimile transmission. Delivery by courier shall be regarded as delivery by hand. Such communication shall be sent to the address or the facsimile number of the relevant party set out below or to such other address or facsimile number as may previously have been communicated to the sending party in accordance with this clause.

                                                                          25(28)


        Majority Vendors               Purchaser

        To the addresses set           To the company secretary of the Purchaser
        out opposite each Majority
        Vendors name in                FAX: +44 1223 43 53 01
        Appendix 13

        Provided further that the Purchaser may serve any such communication on the Majority Vendors by service on any of the Majority Vendor.

13.2    A communication shall be deemed to have been served:

13.2.1 if delivered by hand at the address referred to above at the time of delivery;

13.2.2 if sent by registered mail to the address referred to in that sub-clause, at the expiration of two days after the time of posting; and

13.2.3 if sent by facsimile to the number referred to in that sub-clause, at the time of completion of transmission by the sender.

13.3 In proving service of the communication, it shall be sufficient to show that delivery by hand was made or that the envelope containing the communication was properly addressed and posted as a registered mail or that the facsimile was dispatched and a confirmatory transmission report received.

13.4 A Party may notify the other Parties of a change to its name, address or facsimile number for the purposes of sub-clause 13.1 provided that such notification shall only be effective on the date specified in the notification as the date on which the change is to take place or if no date is specified or the date specified is less than five days after the date on which notice is deemed to have been served. the date falling five days after notice of any such change as deemed to have been given.

14      AMENDMENTS

        Amendments to this Agreement must be in writing and signed by the Parties to be binding.

15      HEADINGS

        The division of the Agreement into different clauses and the inclusion of headings will not affect the interpretation of this Agreement.

                                                                          26(28)


16      ANNULMENT OF PROVISIONS

        If any provision in this Agreement or part thereof is declared null and void, the Agreement as a whole will not be annulled as long as the Agreement remains significant without the annulled provision or part. If an annulment significantly affects one party's benefits from or performance based on this Agreement, a party that considers itself disadvantaged is entitled to initiate negotiations with the other parties with the aim of restoring the balance of the Agreement through reasonable modification of other provisions in the Agreement.

17      MISCELLANEOUS

17.1 By the signing of this Agreement each Majority Vendor confirms his adherence to the Gemini Shareholders Agreement and that they shall vote in any meeting of the Purchaser's shareholders in accordance with the current majority of shareholders in the Purchaser. Furthermore, each Majority Vendor confirms that the Eurona Shareholders' Agreement entered into between Per Lindstrom, Torbjorn Schroder, Lars Frodell, Goran Agerberg, Bismuth Investments Ltd and Health Cap KB dated 19 March 1997 is immediately terminated without retaining rights for any of the parties thereto.

17.2 Should the Purchaser not acquire all the Shares on the Closing Date and the Purchaser notwithstanding this chooses to refrain from using his right to cancel this Agreement, the Purchaser will be unable to hold an extraordinary general meeting immediately after Closing and appoint a new board of director in the Company. In such case each Majority Vendor shall use his best endeavours to see to it that the board directors appointed by him remain as board members in the Company until the Purchaser are able to appoint a new board of directors.

17.3 Upon Closing of this Agreement, the Company will give a general power of attorney to officers of the Purchaser. Under the circumstances set out in the first sentence a sub-clause 17.2, each Majority Vendor shall use his best endeavours to see to it that the board directors appointed by him do not participate in any decisions or act on behalf of the Company without the prior consent of the Purchaser or the holders of the general power of attorney. Each Majority Vendor shall also use his best endeavours to see to it that the board directors appointed by him participate in decisions and act on behalf of the Company in accordance with the instructions of the Purchaser and the holders of the general power of attorney. The foregoing shall under no circumstances result in a board director appointed by a Majority Vendor not being able to fulfil his fiduciary obligations against the Company or result in his participation in decisions and acts on behalf of the Company in conflict with the Swedish companies Act (Sw: Aktiebolagslagen)

                                                                          27(28)


        Upon request of a Majority Vendor, the Purchaser shall furnish an indemnity to the board directors appointed by the Majority Vendor for the damages that may occur from following instructions from the Purchaser and the holders of the general power of attorney.

18      CONDITION PRECEDENT

        This Agreement as conditional upon

        (i) each Majority Vendor fulfilling his obligations according to clause 6;

        (ii) the purchase by the Purchaser of the Minority Shares and all the benefits of the Minority Claims is completed on the Closing Date;

        (iii) the Company on the Closing Date having entered into the Agreement on Purchase and Licensing of Inventions; and

        (iv) the Purchaser and the shareholders of Clinical Responsibility in Uppsala AB having entered into an option agreement giving the Purchaser the right but not the obligation to purchase all the shares in Clinical Responsibility in Uppsala AB (including any right to subscribe for, acquire or otherwise receive shares) for a purchase price equal to the par value of the shares. The option shall be exercised within (twelve) 12 months from the Closing Date.

        If any of these conditions is not satisfied, the Purchaser is entitled to cancel this Agreement in relation to all of the Majority Vendors, without any liability of any kind for the Purchaser.

19      GOVERNING LAW AND ARBITRATION PROCEDURES

19.1    This Agreement is governed by the substantive laws of Sweden.

19.2 Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.

        The arbitral tribunal shall be composed of three (3) arbitrators appointed by the Stockholm Chamber of Commerce.

        The place of arbitration shall be Stockholm.

        The language to be used in the arbitral proceedings shall be English.

                       ---------------------------------

                                                                          28(28)


The parties have executed this Agreement with Appendices 1 - 13 as of this date in six (6) original copies, of which each of the parties have taken one each.


December 12, 1999                       [ILLEGIBLE] Dec 17 99
-------------------------               ---------------------------
(Place and date)                        (Place and date)


                                        BISMUTH INVESTMENTS
GEMINI HOLDINGS PLC                     (GIBRALTAR) LTD


/s/ [ILLEGIBLE]                         /s/ [ILLEGIBLE]
-------------------------               ---------------------------


                                        [ILLEGIBLE] Dec 17, 99
                                        ---------------------------
                                        (Place and date)


                                        HEALTHCAP KB


                                        /s/ Eugen Steiner
                                        ---------------------------
                                        Eugen Steiner


                                        [ILLEGIBLE] Dec 17, 99
                                        ---------------------------
                                        (Place and date)


                                        SETRACO AB


                                        /s/ [ILLEGIBLE]
                                        ---------------------------


                                        Stockholm Dec 17, 1999
                                        ---------------------------
                                        (Place and date)


                                        /s/ Per Lindstrom
                                        ---------------------------
                                        Per Lindstrom


                                        Stockholm Dec 17, 1999
                                        ---------------------------
                                        (Place and date)


                                        /s/ Torbjorn Schroder
                                        ---------------------------
                                        Torbjorn Schroder